BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company" - BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to CVM Instruction 358 of January 3, 2002, informs its shareholders and the market that its controlled entity BRF GmbH has entered into a share purchase agreement with the shareholders of Al Khan Foodstuff LLC (“AKF”), a frozen food distributor in the Sultanate of Oman, in which BRF GmbH already holds 40% of the economic interest, as per the announcement to the market published by the Company on February 19, 2014 (“SPA” and “Transaction”). Upon the satisfaction of the conditions precedent and the consummation of the Transaction, BRF GmbH will hold the totality of AKF’s economic interest. The valuation of AFK within the context of the Transaction (enterprise value for 100% of AKF) is of USD 64.0 million.

The Transaction is in line with BRF’s strategic plan for globalizing the Company, accessing local markets, strengthening BRF’s brands, distribution and expansion of its product portfolio around the globe.

Finally, notwithstanding the fact that the Transaction was entered into by its controlled entity BRF GmbH, the Company states that the Transaction would not grant withdrawal rights to its shareholders since its shares have liquidity and are dispersed, in accordance with article 256, §2º, and article 137, II, of Brazilian Corporations Law.

São Paulo, April 25, 2016

José Alexandre Carneiro Borges

Chief Financial and Investor Relations Officer